Exhibit 21.1

SUBSIDIAIRES OF UEOPLE TECHNOLOGY HOLDING LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Renren Parking Holding Limited	British Virgin Islands	October 14, 2022	100%
Pinganshun Group Limited	Hong Kong	November 4, 2022	100%
Hangzhou UEOPLE Technology Co., Ltd.	PRC	November 6, 2023	100%
Shenzhen Pinganshun Technology Co., Ltd.	PRC	July 17, 2012	100%
Shenzhen Keshentong Technology Co., Ltd.	PRC	October 12, 2010	100%
Shenzhen Keshentong Transportation Facilities Co., Ltd.	PRC	January 3, 2019	100%
Shenzhen Keshentong Logistics Co., Ltd.	PRC	July 19, 2021	100%
Guangdong Keshentong Network Engineering Co., Ltd.	PRC	November 30, 2021	100%